Exhibit 20

                                              FOR IMMEDIATE RELEASE




                           Media Relations:         Investor Relations:
                           Roger W. W. Baker        Daniel A. Conforti
                           (203) 698-5148           (203) 698-5132



                            AMERICAN BRANDS TO REDEEM
               7-3/4% EURODOLLAR CONVERTIBLE DEBENTURES DUE 2002,
          5-3/8% EURODOLLAR CONVERTIBLE DEBENTURES DUE 2003
        AND 5-3/4% EURODOLLAR CONVERTIBLE DEBENTURES DUE 2005


  Old Greenwich, CT, October 15, 1996 -- American Brands, Inc.

  (NYSE-AMB) announced today that it will redeem its 7-3/4%

  Eurodollar Convertible Debentures Due 2002, its 5-3/8% Eurodollar

  Convertible Debentures Due 2003 and its 5-3/4% Eurodollar

  Convertible Debentures Due 2005.  The aggregate principal amount currently outstanding of these debentures is less than $20 million and total shares issuable upon conversion are less than

  600,000.  The costs related to the redemption of these debentures will be immaterial.



          7-3/4% Eurodollar Convertible Debentures Due 2002



  The Company will redeem on December 12, 1996 all of its

  outstanding 7-3/4% Eurodollar Convertible Debentures Due 2002 at

  a redemption price of 100.775% of the principal amount plus accrued interest.  The right of holders of the 7-3/4% Eurodollar

  Convertible Debentures Due 2002 to convert their debentures into

  Common Stock of the Company at a price of U.S. $28.35 per share will terminate at the close of business on December 12, 1996.



          5-3/8% Eurodollar Convertible Debentures Due 2003



  The Company will redeem on December 12, 1996 all of its

  outstanding 5-3/8% Eurodollar Convertible Debentures Due 2003 at

  a redemption price of 100% of the principal amount plus accrued interest.  The right of holders of the 5-3/8% Eurodollar

  Convertible Debentures Due 2003 to convert their debentures into

  Common Stock of the Company at a price of U.S. $29.00 per share will terminate at the close of business on December 12, 1996.



          5-3/4% Eurodollar Convertible Debentures Due 2005



  The Company will redeem on December 12, 1996 all of its

  outstanding 5-3/4% Eurodollar Convertible Debentures Due 2005 at

  a redemption price of 100% of the principal amount plus accrued interest.  The right of holders of the 5-3/4% Eurodollar

  Convertible Debentures Due 2005 to convert their debentures into

  Common Stock of the Company at a price of U.S. $39.50 per share will terminate at the close of business on December 12, 1996.

  Notices of the respective redemptions will be published in London and Luxembourg (and mailed to registered holders of the 7-3/4%

  Eurodollar Convertible Debentures Due 2002) on or about October

  22, 1996.  The debentures will no longer be outstanding after

  December 12, 1996 and interest on the debentures will cease to accrue on and after December 12, 1996.



                               * * * *



       American Brands is an international consumer products

  holding company with headquarters in Old Greenwich, Connecticut.

  Its operating companies have powerhouse brands and leading market positions.  Major distilled spirits brands sold by units of JBB

  Worldwide, Inc. include Jim Beam and Old Grand-Dad bourbons,

  DeKuyper cordials and Whyte & Mackay Scotch.  MasterBrand

  Industries has leading hardware and home improvement brands including Moen faucets, Master locks and Aristokraft cabinets.

  ACCO World Corporation's major office product brands include Day-

  Timer and Swingline.  Acushnet Company's golf brands include

  Titleist, Cobra, Pinnacle and Foot-Joy.  Gallaher Limited sells tobacco products internationally, principally in Europe, where its major brands include Benson and Hedges and Silk Cut.  Plans to spin off Gallaher were announced on October 8, 1996.



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